Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

January 13, 2022

VIA EDGAR

Lisa N. Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Middle Market Lending Corp. II

Registration Statement on Form 10

File No. 000-56369

Dear Ms. Larkin:

On behalf of Goldman Sachs Middle Market Lending Corp. II (the “Company”), set forth below are the Company’s responses to the comments raised by the letter, dated December 21, 2021, of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Registration Statement on Form 10, filed on November 22, 2021 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with the responses to a particular comment set out immediately below the comment.

Concurrently, the Company is filing pre-effective amendment number one to the Registration Statement (“Amendment No. 1”) via EDGAR. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

LEGAL COMMENTS

Page 1 – Explanatory Note

1.	Please add the following:

a.

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of section 404(b) of the Sarbanes-Oxley Act of 2002. See “Item 1. Business – Compliance with the JOBS Act.”

b.	The Commission maintains an Internet Website (http://www.sec.gov) that contains the reports mentioned in this section.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No. 1.

2.

In the second paragraph, disclosure describes certain provisions of the Exchange Act to which the Company will be subject. Please clarify that the Company will be subject to the proxy rules in section 14 of the Exchange Act and that the Company, directors, officers, and principal unitholders will be subject to the reporting requirements of sections 13 and 16 of the Exchange Act.

Fried, Frank, Harris, Shriver & Jacobson LLP

January 13, 2022

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No. 1.

3.	Please add the following bullet points:

•	The Company’s common stock is not currently listed on an exchange, and it is uncertain whether a secondary market will develop.

•	Repurchases of common stock by the Company, if any, are expected to be very limited.

•	An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

•

Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.

•

The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•	The privately held companies and below-investment-grade securities in which the Company will invest will be difficult to value and are illiquid.

•

The Company will elect to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.

Response:

In response to the Staff’s comment, the Company has included the suggested bullet points on pages 53, 55 and 56 of Amendment No. 1 under Item 1A. Risk Factors.

Page 2 – General Development of Business

4.

In the third line, disclosure states, “MMLC II LLC will not raise additional capital prior to the Initial Drawdown Date, at which point it will raise capital from the issuance of privately offered shares of common stock in the offering.” Please add disclosure to this paragraph specifying the exemption(s) upon which the Company expects to rely for these private offerings.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under the heading “General Development of Business” on page 2 of Amendment No. 1.

Page 3 – The Company – Goldman Sachs Middle Market Lending Corp.

5.

In the first line of the first paragraph, disclosure states, “We expect to build a portfolio weighted towards first lien loans or unitranche loans (including last out portions of such loans), while a minority of our portfolio may also include, but not be limited to, assets such as second lien loans, unsecured debt, mezzanine debt, and select investments in preferred and common equities.”

It appears that the Company may hold a significant amount of covenant-lite loans. If the Company will hold a significant amount of covenant-lite loans, please revise your principal risk disclosure to include the heightened risks associated with covenant-lite loans.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 8, 76 and 82 of Amendment No. 1.

Fried, Frank, Harris, Shriver & Jacobson LLP

January 13, 2022

Page 4 – The Company – Goldman Sachs Middle Market Lending Corp.

6.

In the first line of the first full paragraph, disclosure states that the Company may invest in convertible securities. If the Company expects to invest in contingent convertible securities (“CoCos”), the Company should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Company invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Company should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Company intends to invest in CoCos and the amount the Company will invest in CoCos.

Response:

The Company acknowledges the Staff’s comment, and supplementally informs the Staff that, although investing in contingent convertible securities is not a principal type of investment, the Investment Adviser may invest in contingent convertible securities on occasion as part of its non-principal investment strategy. We anticipate investment in contingent convertible securities will be minimal, if such investment is made at all. Accordingly, the Company believes that there is no need to include disclosure on investment in contingent convertible securities to the Registration Statement at this time.

7.

In the last line of the first full paragraph, disclosure states, “In many cases, we may also obtain registration rights in connection with these equity investments, which may include demand and ‘piggyback’ registration rights.” Please define “demand and ‘piggyback’ registration rights” using plain English.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1.

Page 5 – The Company – Goldman Sachs Middle Market Lending Corp.

8.

The third paragraph refers to the possibility that the Company will issue preferred stock. Please confirm that the Company will not issue preferred shares within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Response:

The Company confirms that it does not currently intend to issue preferred stock within one year of the Initial Drawdown Date.

9.

In the tenth line of the third paragraph, disclosure states, “Leverage may be incurred by the Company or by subsidiaries of the Company.” If the Company may make investments through a subsidiary, please supplementally tell us how much of the subsidiary the Company owns. Also, please disclose:

a.

That the Company complies with the provisions of the Investment Company Act of 1940 governing investment policies (section 8) and capital structure and leverage (section 61) on an aggregate basis with the subsidiaries.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Amendment No. 1. In addition, the Company respectfully refers the Staff to its response to comment 9(b) below, which notes that the Company does not expect any such wholly owned subsidiary to be a party to an advisory or management contract with either a third party or affiliated investment adviser, including the Investment Adviser. As a result, the Company will not pay any management fees in connection with such wholly owned subsidiaries

Fried, Frank, Harris, Shriver & Jacobson LLP

January 13, 2022

b.

That each investment adviser to the subsidiaries complies with provisions of the Investment Company Act relating to investment advisory contracts (section 15) as an investment adviser to the Company under section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with section 15(c), the reviews of the Company’s and the subsidiary’s investment advisory agreements may be combined.

Response:

The Company advises the Staff on a supplemental basis that the subsidiaries noted in the above-referenced disclosure are not expected to be parties to advisory or management contracts with either third-party or affiliated investment advisers, including the Investment Adviser. While the Company itself may agree to serve as collateral manager for a wholly owned subsidiary formed for an on-balance sheet financing arrangement, as is common among other business development companies, the Company does not believe that any such collateral management agreement would fall within the scope of Section 15 under the Investment Company Act, as no such wholly owned subsidiary would itself be either a registered investment company or business development company under the Investment Company Act. The Company further confirms to the Staff that it would generally expect to file any credit agreement pertaining to such financing arrangements as an exhibit to its periodic reports required under the Securities Exchange Act of 1934.

c.	That each subsidiary complies with provisions relating to affiliated transactions and custody (section 57). Also, please identify the custodian of the subsidiary.

Response:

The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company respectfully advises the Staff on a supplemental basis that it formed MMLC II Blocker I, LLC, a Delaware limited liability corporation and wholly owned subsidiary (“Blocker I”), in December 2021. The Company further notes that while neither Blocker I, nor any future wholly owned subsidiary would itself be either a registered investment company or business development company under the Investment Company Act, the Company would nonetheless expect to subject any assets held by such subsidiaries to compliance with the Company’s own custody requirements as a business development company under the Investment Company Act, and to consolidate the financial statements of such subsidiaries with those of the Company for financial statement reporting purposes.

d.

Any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response:

The Company confirms that the description of the Company’s principal investment strategies and investment risks includes any of the wholly owned subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company.

Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Company. If not, please explain why not.

Fried, Frank, Harris, Shriver & Jacobson LLP

January 13, 2022

Please also confirm that: (1) the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with section 31 of the Investment Company Act and the rules thereunder; and (4) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response:

The Company confirms to the Staff that the financial statements of any wholly owned subsidiaries noted in the above-referenced disclosure will be consolidated with those of the Company for financial statement reporting purposes in accordance with U.S. generally accepted accounting principles. In addition, the Company respectfully refers the Staff to its response to comment 9(b) above, which notes that the Company does not expect any such wholly owned subsidiary to be a party to an advisory or management contract with either a third party or affiliated investment adviser, including the Investment Adviser. As a result, the Company will not pay any management fees in connection with such wholly owned subsidiaries. The Company further confirms that any expenses associated with such wholly owned subsidiaries will be reflected in the “Other Expenses” line item in any fee table that the Company may in the future be required to disclose pursuant to the form requirements of Form N-2, with the exception of interest payments which will instead be included in the appropriate line item reflecting the cost of leverage.

Page 10 – Monitoring

10.

This section refers to a four-tier rating system for the Company’s investments. Please consider identifying, by grade, the target amount of net assets for which the Company will seek to invest. A range might be helpful.

Response:

As described in the Registration Statement, the Investment Adviser employs an investment rating system to categorize the Company’s investments. The rating system does not prescribe any actions related to an investment; rather the system is one of several risk management and monitoring tools. The grading system permits the Investment Adviser to assess each investment in terms of its risk relative to its cost basis, upon either origination or acquisition. The Investment Adviser does not target the acquisition or origination of any investments graded category 3 or 4. To the extent the Company’s portfolio contains investments in either category 3 or 4, it is the result of a deterioration in the credit quality of an investment that had been graded as category 1 or 2 at acquisition or origination (i.e., the risk of loss for such investment asset has increased since origination or acquisition). The Company notes that the Investment Adviser grades all the Company’s investments using the rating system described in the Registration Statement at least quarterly. Going forward, the Company’s publicly filed periodic reports will show the results of the continually updated asset grades assigned by the Investment Adviser to each of the Company’s portfolio investments.

Page 11 – Allocation of Investment Opportunities

11.

In the fifth line of the top paragraph, disclosure refers to an application for a new exemptive relief order regarding co-investments with certain accounts managed by the Company’s adviser and its affiliates. Please advise us of the status of the exemptive application. If the application is pending, revise the disclosure throughout the registration statement to clarify that such relief has not yet been granted and may not be granted.

Fried, Frank, Harris, Shriver & Jacobson LLP

January 13, 2022

Response:

In response to the Staff’s comment, the Company advises the Staff that as of the date hereof, the requested new exemptive relief (which would supersede the current exemptive order), submitted to the SEC on June 14, 2021, has not yet been granted or denied. The Company has revised the relevant disclosure throughout the Registration Statement that relates to the application for a new exemptive relief order.

Page 13 – Market Opportunity

12.

In the first bullet point, disclosure states, “According to the National Center for the Middle Market and the CIA World Factbook, the U.S. middle market is comprised of approximately 200,000 companies that represent approximately 33% of the private sector gross domestic product, employing approximately 48 million people.” Footnote 2 states that the information is an “estimate for 2020.” Has the information been updated or further refined?

Response:

In response to the Staff’s comment, the Company has revised the disclosure in footnote 1 on page 13 of Amendment No. 1 to provide the most currently available information.

13.	In the third bullet point, disclosure refers to “North America buyout funds.” Please define the term using plain English.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the third bullet point on page 13 of Amendment No. 1.

Page 15 – Management Services

14.

Disclosure in this section states, “Subject to compliance with applicable law and published SEC guidance, nothing contained in the Investment Management Agreement in any way precludes, restricts or limits the activities of the Investment Adviser or any of its respective subsidiaries or affiliated parties.” Please explain the relevance of this statement.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the cited statement is relevant as informative disclosure for investors, as it highlights the possibility that a conflict of interest could arise for the Investment Adviser or its affiliates as a consequence of the absence of any restriction in the Investment Management Agreement preventing the Investment Adviser or its affiliates from raising funds for, or managing, another entity that makes investments of the same or similar type as the type of investments made by the Company. In response to the Staff’s comment, the Company has included cross references to other sections in Amendment No. 1 that discuss Investment Adviser conflicts of interest and the potential risks thereof.

Page 21 – Investment Management Agreement

15.

Disclosure in this section includes investment management fee calculations and graphical representations. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Fried, Frank, Harris, Shriver & Jacobson LLP

January 13, 2022

Response:

The Company respectfully declines to add the suggested disclosure. Unlike Form N-2, Form 10 does not require the inclusion of a fee table. Additionally, given that (i) fee tables have not been included in the Form 10 registration statements of other private business development companies, and (ii) a Form 10 registration statement is not an offering document, the Company does not believe it is necessary to include such disclosure.

Page 21 – Administration Agreement

16.	Please disclose the fee payable to the Administrator, as you have similarly disclosed with respect to the Investment Management Agreement and the Transfer Agent Agreement.

Response:

The Company respectfully acknowledges your comment and confirms that the costs incurred by the Company with respect to the Administration Agreement are to be included as “Other general and administrative expenses” in the Company’s consolidated statement of operations, and will be further broken out in a footnote under “Significant Agreements and Related Party Transactions” of the Company’s financial statements in its ongoing periodic reports. The amount of expense attributable to fees paid to the Administrator pursuant to the Administration Agreement is not required disclosure pursuant to Form 10, which does not require the Company to include a fee table or otherwise provide such information. As such, we respectfully decline to include additional disclosure.

Page 22 – Revolving Credit Facility

17.

In the second paragraph, disclosure refers to unfunded commitments. Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 18(g) of the Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Response:

The Company respectfully submits that it may make capital commitments that may be unfunded for some period of time. The Company does not intend to treat such unfunded commitments as senior securities under Section 18(g) of the Investment Company Act. The Company represents, however, that it reasonably believes that its assets and other resources will at all times provide adequate cover to allow it to satisfy its future unfunded investment commitments, including through the use of cash on hand, outstanding capital commitments and funds available under its line of credit facilities. The Company’s compliance activities will include monitoring of this aspect of its operations.

Page 25 – Investment Period

18.

In the first paragraph, disclosure states that the Board of Directors may terminate the Investment Period at any time in its discretion. Please tell us how and when you will inform stockholders if the Board decides to terminate.

Fried, Frank, Harris, Shriver & Jacobson LLP

January 13, 2022

Response:

The Company supplementally submits that in the event that the Board of Directors terminates the Investment Period prior to its expiration date, stockholders will be notified to the extent required by the federal securities laws and the rules and regulations promulgated thereunder.

Pages 29-30 – Default

19.

Disclosure in this section explains what happens to an investor that fails to honor its obligations. Reference is made to subsequent purchases following a delinquency, a prohibition on purchasing any additional shares of common stock or participating in any future capital calls, and the automatic cancellation or forfeiture of 25% of the shares of common stock held by the defaulting stockholder. Please supplementally explain the legal basis for addressing defaults, paying particular attention to section 23 of the Investment Company Act.

Response:

The Company respectfully advises the Staff on a supplemental basis that the referenced disclosure summarizes the contractual default provision included in each stockholder’s Subscription Agreement. By entering into the Subscription Agreement to purchase shares of the Company’s common stock, each stockholder agrees to the default provisions included therein. If a stockholder is delinquent in funding a drawdown upon three occasions at any point during the Investment Period, such stockholder (any such stockholder, a “Defaulting Stockholder”) will be in default of its obligations to the Company and the Company, in turn, is authorized to impose the following remedies: (a) the Defaulting Stockholder will be prohibited from purchasing any additional shares of common stock or participating in any future capital calls and (b) 25% of the shares of common stock held by the Defaulting Stockholder will be automatically cancelled or forfeited.

The Company respectfully advises the Staff that Section 23 of the Investment Company Act is not implicated in this case because the potential forfeiture of a percentage of the Defaulting Stockholder’s shares (a) operates as a liquidated damages provision, (b) would not result in the Company paying out cash from its assets, and (c) all of the Company’s stockholders are treated the same by agreeing to this provision upon entrance into their Subscription Agreements.

Section 23 generally prohibits all purchases by a business development company of its own securities unless such purchases fall within a limited number of exceptions. As stated in the Subscription Agreement, the Defaulting Stockholder remedies are intended to operate as a liquidated damages provision because the damage to other stockholders resulting from a default by the Defaulting Stockholder is both significant and not easily susceptible to precise quantification. The Company respectfully advises the Staff that private business development companies, such as the Company, commonly include similar default provisions in their subscription agreements that operate as liquidated damages provisions and do not result in such business development companies paying out cash from their assets. These private business development company precedent default provisions often provide for a percentage of the defaulting stockholder’s shares to be automatically forfeited or automatically transferred on the Company’s books, without any further action being required by the parties, to all other stockholders (other than the defaulting stockholder) pro rata in accordance with the number of shares held, in each case as permitted by applicable law. To the extent Section 23 is implicated in such cases, any potential forfeiture or transfer of shares applies to all investors and is not selective because such remedy is agreed to by each investor upon entrance into their subscription agreements.

To the extent Section 23 is implicated in this case, the Company respectfully advises the Staff that the Defaulting Stockholder remedies included in the Subscription Agreement are aligned with the principles of Section 23. As these remedies are included in the Subscription Agreement entered into by each stockholder at the time of their commitment, the Company’s stockholders have been provided with notice of the Defaulting Stockholder remedies and are fully informed of the potential for such remedies to be employed.

Fried, Frank, Harris, Shriver & Jacobson LLP

January 13, 2022

The Company further advises the Staff that, in accordance with the provisions of the Subscription Agreement, the Defaulting Stockholder remedies will only be applied by the Company to the extent permitted by applicable law, including the Investment Company Act.

Page 34 – Indebtedness and Senior Securities

20.

In the eighth line, disclosure states, “We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage.” The additional 5% is available only for temporary purposes, regardless of whether there are also emergency purposes. Please revise this section to indicate that the additional 5% borrowings described in this section are limited to borrowing for temporary purposes as that term is defined in section 18(g) of the 1940 Act.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 34 under “Indebtedness and Senior Securities” by removing the words “or emergency” from the referenced sentence in Amendment No. 1.

Page 53-54 – Summary Risk Factors

21.	The second and sixth bullet points are very similar. Please consider consolidating.

Response:

In response to the Staff’s comment, the Company has consolidated the two bullet points. The consolidated bullet point is on page 53 of Amendment No. 1.

22.

Please ensure the bullet points are aligned with their corresponding discussions later in the registration statement. For example, it appears that a mismatch begins on page 57 and continues through page 73.

Response:

In response to the Staff’s comment, the Company has aligned the bullet points with their corresponding discussions on pages 53 to 92 of Amendment No. 1.

23.	The last bullet point states, “The AIFM Directive may have a negative impact on our Investment Adviser and its affiliates.” Please define AIFM Directive using plain English.

Response:

In response to the Staff’s comment, the Company has defined “AIFM Directive” using plain English on page 54 of Amendment No. 1.

Page 77 – Our Portfolio Companies may prepay loans, which may reduce stated yields in the future if the capital returned cannot be invested in transactions with equal or greater expected yields.

24.	In the first line, disclosure states, “Certain of the loans we make will be prepayable at any time, with some prepayable at no premium to par.” Please revise this sentence using plain English.

Response:

In response to the Staff’s comment, the Company has revised the sentence on page 80 of Amendment No. 1.

Fried, Frank, Harris, Shriver & Jacobson LLP

January 13, 2022

Page 82 – Our Investments in non-U.S. companies may involve significant risks in addition to the risks inherent in U.S. Investments.

25.

Please explain supplementally why investments in non-U.S. companies is a principal risk. If it is a principal risk, please add disclosure to the principal investment strategies section to address this risk.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1.

Page 91 – Investments

26.	Disclosure states that the Initial Drawdown Date is expected to occur in the fourth quarter of 2021. Please confirm that this date is correct or revise, if necessary.

Response:

In response to the Staff’s comment, the Company confirms that the Initial Drawdown Date occurred in the fourth quarter of 2021 and the Company currently owns Investments. As a result, the Company has revised the disclosure on page 93 of Amendment No. 1.

Page 110 – Valuation of our Investments

27.

This section discusses potential differences in valuation of the Company’s holdings, depending on the entity responsible for determining such valuation. Please consider clarifying that the valuation procedures are still subject to rule 2(a)(41) of the Investment Company Act, notwithstanding such differences.

Response:

In response to the Staff’s comment, the Company has modified the disclosure in the “Valuation of our Investments” section on page 112 of Amendment No. 1 to make clear that the valuation procedures have been adopted by the Board of Directors of the Company in accordance with Section 2(a)(41) of the Investment Company Act.

Page 133 – Action by Stockholders

28.

This section discloses that certain written consent provisions in the certificate of incorporation may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. Please revise the last sentence to state that the written consent provisions may have the effect of delaying consideration of a shareholder proposal indefinitely, instead of merely to the next annual meeting.

Response:

In response to the Staff’s comment, the Company has revised the disclosure regarding the effect of the written consent provisions on page 135 of Amendment No. 1.

ACCOUNTING COMMENTS

Page 110 – Valuation of our Investments

1.

Please confirm that when different methodologies are utilized to value assets in different accounts that each are valued in accordance with U.S. GAAP. Also, when different third-party vendors are used please explain if the information provided to each is the same, or are their instances when they receive different information?

Fried, Frank, Harris, Shriver & Jacobson LLP

January 13, 2022

Response:

In response to the Staff’s comment, the Company confirms that: (i) all methodologies utilized to value assets in different accounts are valued in accordance with U.S. GAAP; and (ii) third-party vendors receive the same information provided to the Investment Adviser.

* * * * * *

Should you have further questions, or require further information relating to the foregoing, please feel free to contact the undersigned at (212) 859-8689.

Very truly yours,

/s/ Joshua Wechsler
Joshua Wechsler

cc:	Carmine Rossetti (Goldman Sachs Middle Market Lending Corp. II)

Caroline Kraus (Goldman Sachs BDC, Inc.)

Lisa Schneider (Fried, Frank, Harris, Shriver & Jacobson LLP)

Cynthia M. Krus (Eversheds Sutherland (US) LLP)